

June 9, 2015

<u>Via E-mail</u>
Richard J. Lampen
President and Chief Executive Officer
Ladenburg Thalmann Financial Services Inc.
4400 Biscayne Boulevard, 12th Floor
Miami, Florida 33137

>   **Re: Ladenburg Thalmann Financial Services Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed March 17, 2015**
>   **Response dated May 15, 2015**
>   **File No. 1-15799**

Dear Mr. Lampen:

       We have reviewed your correspondence dated May 15, 2015, and we have the following comment.

<u>Form 10-K for Fiscal Year Ended December 31, 2014</u>

<u>Item 15. Exhibits and Financial Statement Schedules, page 46</u>

1.   We note your response to comment 2 in our letter dated May 8, 2015, including your representation that your business is not substantially dependent on the clearing agreements with NFS from a qualitative or quantitative standpoint. We note that your clearing agreements with NFS were entered into concurrently with the forgivable loan agreements, and that the forgiveness of the principal and interest payable under the loan agreements is dependent upon the continuation of the clearing agreements. Consequently, an understanding of the loan agreements requires that an investor know the terms of the clearing agreements. This leads us to believe that the underlying provisions of the clearing agreements defining default and termination events are integral terms of the loan agreements. In addition, the principal and interest amounts forgiven in each of the last three years, as disclosed on page F-24 of your Form 10-K, were material to your results in each of those years, at least as measured against net income. Please provide us with your analysis as to how you concluded that the clearing agreements were entered into in the ordinary course of business given that they are required for the forgiveness provisions of the loan agreements to remain in effect. Also, please tell us, with a view towards revised disclosure, about any significant termination provisions or default clauses contained in the agreements.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
Brett H. Kaufman
Ladenburg Thalmann Financial Services Inc.